SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2020

SEC NO. 1-5998

    A. Full title of the Plan:

    MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

Date: June 25, 2021	/s/ Susan Murphy
Authorized Representative of the Benefits Administration Committee

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	3

Notes to Financial Statements as of December 31, 2020 and 2019, and for the Year Ended December 31, 2020	4-16

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2020	17

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee,
and the Participants in the Marsh & McLennan Agency 401(k) Savings & Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at year end) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 25, 2021

We have served as the auditor of the Plan since 2011.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2020	2019
Assets:

Participant-directed investments

Short-term investment fund at fair value	$512	$505

Plan identified investments held by master trust at fair value (Notes 2 and 4)	527,167,850	411,162,293

Plan interest in commingled investments held by master trust (Note 3)	264,962,822	202,739,996

Total investments	792,131,184	613,902,794

Receivables:

Notes receivable from participants	10,220,016	10,376,626

Contributions receivable	460,706	54,005

Dividends and interest receivable	28,726	31,210

Total receivables	10,709,448	10,461,841

NET ASSETS AVAILABLE FOR BENEFITS	$802,840,632	$624,364,635

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

Investment income:
Net appreciation in fair value of plan identified investments held by master trust	$69,796,764
Plan interest in commingled investments held by master trust	29,403,593
Dividends and investment income	712,091

Net investment income	99,912,448

Interest income on notes receivable from participants	558,622

Contributions:
Participant	55,309,047
Employer	16,387,270
Rollovers	44,120,597

Total contributions	115,816,914

Benefits paid to and withdrawals by participants	(38,099,181)

Increase in net assets before plan transfers	178,188,803

Transfers in from other plan (Note 7)	1,064,054
Transfers out to other plan (Note 7)	(776,860)

Net assets available for benefits:
Beginning of year	624,364,635

End of year	$802,840,632

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND
FOR THE YEAR ENDED DECEMBER 31, 2020

(1)	Description of the Plan
General
The Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") is a defined contribution plan with 401(k), 401(m) and Employee Stock Ownership Plan features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. In accordance with the Plan, employees who are paid on a U.S. payroll, are at least 18 years of age, and who are employees of any subsidiary or affiliate of Marsh & McLennan Agency LLC (the "Agency"), are eligible to contribute to the Plan. The Agency is a subsidiary of Marsh & McLennan Companies, Inc. (the "Company", "Marsh McLennan" or the "Plan Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan. The Plan became effective on January 1, 2010.
The before-tax and/or Roth 401(k) participant contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional "catch-up" contributions.
The Plan's assets are held in a trust. The trustee for the Plan and custodian for all Plan assets is the Northern Trust Company (the "Trustee"). The Trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Transamerica Retirement Solutions, LLC ("Transamerica") provides recordkeeping services for the Plan, which includes making distribution payments as directed by the Company,
The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.
The Marsh & McLennan Companies Benefits Investment Committee is the investment fiduciary responsible for selecting the investment alternatives to be made available to Plan participants in addition to Company stock (which is available at the direction of the Plan Sponsor as a matter of plan design). The Plan is intended to comply with Section 404(c) of ERISA. Thus, the Plan permits participants to exercise control over the investment of the assets in their individual account and, to the extent the participants have exercised such control, the participants are solely responsible for their decisions. Certain investment advisory and consulting services are performed by employees of the Company or its subsidiaries. Those costs are borne directly by the Company. The Company also pays certain investment management fees on behalf of the Plan.
Contributions
The Company makes matching contributions, after completion of one year of vesting service, of 50% on the first 6% of eligible compensation, which consists of base rate of pay, earned commissions and regular draw, that participants contribute to the Plan in any pay period.

Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Code ("IRC") annual before-tax and/or Roth 401(k) contributions limit, the before-tax and/or Roth 401(k) contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRC compensation limit.
Investments
Participants are eligible to direct their Company matching contributions and all of their participant contributions to any of the available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions or participant contributions, they are automatically invested in the BlackRock LifePath Index Fund which most closely matches a participant's retirement age, based on the Plan's normal retirement age of 65.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Participants are vested immediately in their own contributions plus actual earnings thereon. Participants vest in the Company’s matching contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.
During the year ended December 31, 2020, employer contributions of $165,083 were funded from forfeited non-vested accounts. Unused balances of forfeited non-vested amounts as of December 31, 2020 and 2019 totaled $5,441 and $8 respectively. These balances have been and will be used to fund future contributions due from the Company and/or to reduce Plan expenses.
Payment of Benefits
Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.
Effective January 1, 2020, as a result of the of the Setting Every Community Up for Retirement Enhancement (SECURE) Act, participants with vested balances greater than $1,000 who leave the Company may leave their money in the Plan until April 1st of the year following the calendar year in which they attain age 72 (if they were born after June 30, 1949) or age 70-1/2 (if they were born before July 1, 1949) or, if later, the April 1st of the calendar year following the calendar year in which they terminated employment. In addition, certain distribution rules changed relating to payments to beneficiaries upon a participant’s death.
In early 2020, there was an outbreak of the novel Coronavirus (COVID-19) which impacted the financial markets and the global economy. In providing some relief to those participants impacted by the COVID-19 pandemic, the Plan complied with the mandatory provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES) Act, including a waiver of required minimum distributions that were otherwise payable from the Plan in 2020 and suspension of loan repayments due in 2020. The Company also adopted an optional CARES Act provision which allowed a Coronavirus-related Distribution ("CRD") to be paid prior to December 31, 2020. CRD distributions had reduced tax implications for participants who elected to receive such distributions.
Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of their Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly and semi-monthly payroll deductions or may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. As of December 31, 2020, participant loans have maturities through 2036. At December 31, 2020 outstanding participant loans have interest rates ranging from 4.25% to 6.50%.
The preceding description of the Plan provides only general information. Participants should refer to the plan document and the summary plan description. The summary plan description is located in the Marsh & McLennan Companies Benefits Handbook accessible via https://connect.mmc.com and provides a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
New Accounting Pronouncements
In June 2016, the FASB issued new guidance on the impairment of financial instruments. The new guidance adds an allowance for credit losses ("CECL") impairment model that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The guidance is effective for employee benefit plans for fiscal years beginning after December 15, 2022. The adoption of this standard is not expected to have a material impact on the Plan's financial statements.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. The Plan participates in the Marsh & McLennan Companies Master Retirement Savings Trust (the "Master Trust"). The Master Trust's investments at December 31, 2020 and 2019 include shares of the Company's common stock amounting to $526,984,614 and $545,515,388, respectively. This investment represents approximately 17% and 20% of the Master Trust's total investments at December 31, 2020 and 2019, respectively. A significant decline in the market value of the Company's common stock would significantly affect the Plan's net assets available for benefits.
In March 2020, the World Health Organization declared COVID-19 a pandemic. Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions. Although the pandemic is ongoing, the global economy is showing signs of recovery as various countries begin to ease restrictions as the spread of COVID-19 is contained through the distribution and effectiveness of vaccines. However, the ultimate extent of the COVID-19 impact to market conditions and the Plan’s participants’ account balances cannot be predicted at this time.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
            Cash and Cash Equivalents
Cash and cash equivalents consist of short-term investment funds composed of high-grade money market instruments with maturities less than ninety days.
Investment Valuation and Income Recognition
The Plan, along with the Marsh & McLennan Companies 401(k) Savings & Investment Plan ("MMC Plan"), participates in the Master Trust. The Master Trust holds investments in which the Plan owns a divided interest for the exclusive benefit of the Plan. These investments totaled $527,167,850 and $411,162,293 at December 31, 2020 and 2019 and are presented as Plan Identified Investments on the Statement of Net Assets Available for Benefits. The Master Trust also holds certain investments in commingled funds in which the Plan and the MMC Plan are deemed to have a divided interest in the investments in which they participate.
Plan Identified Investments
The investments held for the exclusive benefit of the Plan include mutual funds and common collective trusts. These investments are stated at fair value and are disclosed in Note 4. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value ("NAV") of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. NAV is used as a practical expedient for estimating fair value of common collective trusts, as permitted by applicable accounting guidance.
Commingled funds held by Master Trust
The Master Trust also includes the Marsh & McLennan Companies Stock Fund, which consists of Marsh McLennan common stock and short-term investments, a Stable Value Fund, which includes guaranteed investment contracts (“GICs”) and short-term investments, as well as four common collective trusts, which seek to deliver returns of corresponding indexes. These investments are commingled funds that are shared between the Plan and the MMC Plan. The Plan’s interest in the commingled investments is disclosed in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Investment income and dividends include capital gains paid during the period. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the period.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
    Administrative Expenses
Administrative expenses of the Plan are paid by the Company as provided in the plan document. Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trusts are deducted from income earned on a daily basis and are reflected as a reduction of investment return for such investments. The Company also pays certain investment management fees on behalf of the Plan.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to take a distribution from the Plan but had not yet been paid at December 31, 2020 and 2019 were not material.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

(3)	Interest in Master Trust
The Trustee holds certain investment assets of the Master Trust as commingled funds in which each separate plan is deemed to have a divided interest in the investments in which they participate. The Plan’s investment in the shared assets held by the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund, the Invesco Fixed Income Fund, the S&P 500 Index Fund, the US Bond Index Fund, the US Extended Equity Market Index Fund and the Non-US Equity Index Fund.
The following tables summarize the assets and liabilities of the commingled funds of the Master Trust and the Plan's interest in those assets and liabilities as of December 31, 2020 and 2019:

	December 31, 2020
	Master Trust - Commingled Funds	Plan's Interest in Master Trust Commingled Funds
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	$526,984,614	$30,529,408
Short-term investment fund at fair value	9,815,957	568,661
Accrued interest receivable	565	33
Liability for expenses incurred	(21,250)	(1,231)
	536,779,886	31,096,871
Stable Value Fund
Security backed investment contracts at contract value	642,791,190	46,155,381
Short-term investment fund at fair value	13,759,960	988,029
Accrued interest receivable	1,034	74
Liability for expenses incurred	(195,600)	(10,617)
	656,356,584	47,132,867
Common collective trusts at fair value	1,908,644,107	186,733,084
Net assets of commingled funds held by Master Trust	$3,101,780,577	$264,962,822

	December 31, 2019
	Master Trust - Commingled Funds	Plan's Interest in Master Trust Commingled Funds
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	$545,515,388	$28,836,912
Short-term investment fund at fair value	10,228,204	540,681
Accrued interest receivable	14,109	746
Liability for expenses incurred	(21,250)	(1,123)
	555,736,451	29,377,216
Stable Value Fund
Security backed investment contracts at contract value	554,165,498	32,381,437
Short-term investment fund at fair value	13,520,073	790,016
Accrued interest receivable	21,368	1,249
Liability for securities purchased	(256,829)	(15,007)
	567,450,110	33,157,695
Common collective trusts at fair value	1,580,755,901	140,205,085
Net assets of commingled funds held by Master Trust	$2,703,942,462	$202,739,996

The following table summarizes the net investment income of the commingled funds held by the Master Trust for the year ended December 31, 2020:

INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies common stock	$23,940,958
Net appreciation in fair value of common collective trusts	269,646,000
Dividends	8,657,147
Interest	13,836,086
Expenses	(833,633)
NET INVESTMENT INCOME	$315,246,558

NET INVESTMENT INCOME FROM COMMINGLED FUNDS IN MASTER TRUST – BY PLAN:
Marsh & McLennan Agency 401(k) Savings & Investment Plan	$29,403,593
0
MMC Plan	$285,842,965

Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh McLennan common stock and short-term investment funds. The Marsh McLennan common stock is reported at fair value based on the closing market price at December 31, 2020 and 2019. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at fair value as of the reporting date.
Stable Value Fund Valuations
The stable value fund consists of GICs, synthetic GICs, separate account GICs and short-term investment funds. The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at fair value as of the reporting date.

The investments in traditional GICs, synthetic GICs, and separate account GICs (collectively, the "Investment Contracts"), which are fully benefit responsive investment contracts ("FBRICs"), are part of the stable value fund managed by Invesco Advisers, Inc. Investments in FBRICs are required to be reported at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Investment Contracts provide for benefit responsive withdrawals by Plan participants at contract value.
Investment Contracts will normally be held to maturity and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.
Synthetic GICs consist of investment-grade fixed income securities (or units of commingled funds composed of such securities) owned by the Stable Value Fund or, in the case of separate account GICs, owned by the insurance company. These underlying assets are "wrapped" by an insurance company, bank, or other financial institution (the "wrap provider"). With traditional GICs, the underlying assets are part of the general account of the issuing insurance company. The underlying securities of the synthetic GICs and separate account GICs are generally actively managed during the life of the contract. Under specified circumstances, the Investment Contracts provide liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.
The stable value fund purchases wrapped contracts from insurance companies, banks, or other financial institutions. The wrapped contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapped contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The crediting rate is calculated by a formula specified in each wrap agreement and is typically reset on a monthly or quarterly basis, depending on the contract. The key factors that influence future crediting rates for wrapped contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the fixed income securities that back the wrapped contract, and the duration of the underlying investments backing the contract.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. In addition, participant withdrawals and transfers from the stable value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the contract value are amortized in the future through either a lower crediting interest rate (in the event of market losses) or higher crediting interest rate (in the event of market gains) than would otherwise be the case. All wrapped contracts provide for a minimum interest crediting rate of zero percent.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, premature termination of the contracts, Plan termination or merger, changes to the Plan’s prohibition on competing investment options and bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

In addition, certain events allow the contract issuer to terminate a contract with the Plan and settle at an amount different from the contract value. Those events may be different under each contract. Examples of such events include the following: an uncured violation of the Plan’s investment guidelines, a breach of material obligation under the contract, a material misrepresentation, and a material amendment to the agreements without the consent of the issuer. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or, in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).
Management believes that no events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers or that could cause a contract issuer to terminate a contract.
Common collective trusts
Shares of common collective trusts are valued at the NAV of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. NAV is used as a practical expedient for estimating fair value of common collective trusts.

(4)	Fair Value Measurements
The Plan categorizes its assets that are valued at fair value on a recurring basis into a three-level fair value hierarchy as defined by the Financial Accounting Standards Board ("FASB"). The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; Level 3, which refers to securities valued based on significant unobservable inputs; and NAV, which refers to investments valued using net asset value as a practical expedient. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth, by level within the fair value hierarchy, a summary of plan identified investments held by the Master Trust measured at fair value at December 31, 2020 and 2019.

Plan Identified Investments Held by Master Trust at Fair Value
Fair Value Measurements at December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short-term investment funds	$512	$—	$—	$—	$512
Mutual funds:
Balanced/target retirement funds	31,168,247	—	—	—	31,168,247
Bond funds	13,969,825	—	—	—	13,969,825
Value funds	18,023,503	—	—	—	18,023,503
Total Mutual funds	63,161,575	—	—	—	63,161,575
Common collective trusts	—	—	—	464,006,275	464,006,275
Total Investments	$63,162,087	$—	$—	$464,006,275	$527,168,362

Plan Identified Investments Held by Master Trust at Fair Value
Fair Value Measurements at December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short-term investment funds	$505	$—	$—	$—	$505
Mutual funds:
Balanced/target retirement funds	27,858,477	—	—	—	27,858,477
Bond funds	11,600,179	—	—	—	11,600,179
Growth funds	28,809,280	—	—	—	28,809,280
International funds	20,524,520	—	—	—	20,524,520
Value funds	40,529,991	—	—	—	40,529,991
Total Mutual funds	129,322,447	—	—	—	129,322,447
Common collective trusts	—	—	—	281,839,846	281,839,846
Total Investments	$129,322,952	$—	$—	$281,839,846	$411,162,798

Following is a description of the valuation methodologies used for assets measured at fair value.
•Short-term investment funds: High grade money market instruments valued using a valuation technique that results in price per share of $1.00.
•Mutual funds: Valued at quoted market prices at year-end on an active market.
•Common collective trusts: Valued at NAV at year-end.

The following tables set forth, by level within the fair value hierarchy, a summary of the assets included in the commingled funds held in the Master Trust measured at fair value at December 31, 2020 and 2019.

Assets Held in Commingled Funds by Master Trust
Fair Value Measurements at December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Marsh & McLennan Companies common stock	$526,984,614	$—	$—	$—	$526,984,614
Short-term investment fund	23,575,917	—	—	—	23,575,917
Common collective trusts	—	—	—	1,908,644,107	1,908,644,107
Total Master Trust Investments at Fair Value	$550,560,531	$—	$—	$1,908,644,107	$2,459,204,638

Assets Held in Commingled Funds by Master Trust
Fair Value Measurements at December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Marsh & McLennan Companies common stock	$545,515,388	$—	$—	$—	$545,515,388
Short-term investment fund	23,748,277	—	—	—	23,748,277
Common collective trusts	—	—	—	1,580,755,901	1,580,755,901
Total Master Trust Investments at Fair Value	$569,263,665	$—	$—	$1,580,755,901	$2,150,019,566

Following is a description of the valuation methodologies used for assets measured at fair value.
•Common stock: Valued at the closing price reported on an active market where the securities are traded.
•Short-term investment funds: High-grade money market instruments valued using a valuation technique that results in price per share of $1.00.
•Common collective trusts: Valued at NAV at year-end.

(5)	Net Asset Value (NAV) Per Share
The following table provides additional information as of December 31, 2020 and 2019 for plan identified investments held by the Master Trust that report a NAV per share (or its equivalent):

	Fair Value
	2020	2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Target retirement funds (a)	$312,637,603	$233,409,578	—	Daily	None
T. Rowe Blue Chip Growth Trust (b)	58,949,523	40,995,196	—	Daily	None
Putnam Large Cap Growth Trust (c)	9,084,235	7,435,072	—	Daily	None
T. Rowe Small Mid Cap Core Trust (d)	57,071,619	—	—	Daily	None
Capital Group EuroPacific Growth Trust (e)	26,263,295	—	—	Daily	None
	$464,006,275	$281,839,846
(a)This category includes investments in a mix of index funds designed to provide income for selected retirement years. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.
(b)This fund includes investments in U.S. and non-U.S. equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
(c)This fund includes investments in mid-size and large U.S. equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
(d)This fund includes investments in small and mid-size U.S. and non-U.S. equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
(e)This fund includes investments in Europe and Pacific Basin equity securities. The fair value of the investments in this fund has been estimated using the quoted market prices of the underlying securities.
The following table provides additional information as of December 31, 2020 and 2019 for certain commingled funds held by the Master Trust that report a NAV per share (or its equivalent):

	Fair Value
	2020	2019	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
S&P 500 Index Fund (a)	$72,470,488	$56,628,040	—	Daily	None
Non-U.S. Equity Index Fund (b)	41,662,782	33,140,241	—	Daily	None
U.S. Bond Index Fund (c)	39,821,799	27,717,811	—	Daily	None
U.S. Extended Equity Market Index Fund (d)	32,778,015	22,718,994	—	Daily	None
	$186,733,084	$140,205,086
(a)This fund includes investments primarily in U.S. equity securities. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.
(b)This fund includes investments primarily in non-U.S. equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
(c)This fund includes investments in government and corporate bonds. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
(d)This fund includes investments in U.S. small cap equity securities. The fair value of investments in this fund has been estimated using the quoted market prices of the underlying securities.
There are no redemption restrictions on plan identified investments or commingled funds held in the Master Trust.

(6)	Exempt Party in Interest Transactions
The Plan has a short-term investment fund managed by the Trustee. The balance in the fund at December 31, 2020 and 2019 was $512 and $505, respectively.
At December 31, 2020 and 2019, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 260,935 and 258,836 shares of common stock of Marsh McLennan, the sponsoring employer. The fair value of the shares as of December 31, 2020 and 2019 was $30,529,409 and $28,836,912, respectively. The cost of these shares at December 31, 2020 and 2019 was $8,275,322 and $7,390,554, respectively. The Plan recorded dividend income of $480,463 and $431,684 for the years ended December 31, 2020 and 2019, respectively, from shares of Marsh McLennan Companies.
The Plan issues loans to participants which are secured by the vested balances in the participant's accounts.
Certain administrative, investment and investment advisory functions are performed by officers and employees of the Company and its subsidiaries (who may also be participants in the Plan) at no cost to the Plan. Certain of these functions are performed by unaffiliated, third parties who might have other roles with respect to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and/or administrative exemptions from the IRC and ERISA rules on prohibited transactions.

(7)	Transfers from Other Plans
In 2020, certain employees transferred their balances between the MMC Plan and the Plan. The net amount transferred out of the Plan and reported in the statement of changes in net assets available for benefits was $287,194 which included transfers into the Plan of $1,064,054 and transfers from the Plan of $776,860.

(8)	Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated November 13, 2013 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however the Company and the Plan’s management believe that the Plan is currently operated in compliance with the applicable requirements of the IRC and that the Plan continues to be qualified and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that all Plan years remain open to examination by the IRS.

(9)	Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in their account.

(10)	Subsequent Events
Plan Management has performed its evaluation of subsequent events through the issuance of these financial statements and has determined that there were no additional subsequent events requiring adjustment to or disclosure in the financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
EIN #36-2668272
Plan #006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party (Share class)	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

*	SHORT-TERM INVESTMENT FUND (N/A)	Common Collective Trust	$512
	BLACKROCK LIFEPATH INDEX 2025 FUND (N)	Common Collective Trust	45,086,656
	BLACKROCK LIFEPATH INDEX 2030 FUND (N)	Common Collective Trust	50,513,736
	BLACKROCK LIFEPATH INDEX 2035 FUND (N)	Common Collective Trust	49,448,062
	BLACKROCK LIFEPATH INDEX 2040 FUND (N)	Common Collective Trust	30,147,145
	BLACKROCK LIFEPATH INDEX 2045 FUND (N)	Common Collective Trust	38,583,759
	BLACKROCK LIFEPATH INDEX 2050 FUND (N)	Common Collective Trust	30,458,283
	BLACKROCK LIFEPATH INDEX 2055 FUND (N)	Common Collective Trust	17,145,969
	BLACKROCK LIFEPATH INDEX 2060 FUND (N)	Common Collective Trust	6,459,627
	BLACKROCK LIFEPATH INDEX 2065 FUND (N)	Common Collective Trust	1,222,953
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND (N)	Common Collective Trust	43,571,413
	T. ROWE PRICE BLUE CHIP GROWTH TRUST (T4)	Common Collective Trust	58,949,523
	PUTNAM LARGE CAP VALUE TRUST IA	Common Collective Trust	9,084,235
	T. ROWE PRICE SMALL & MID CAP CORE TRUST CLASS D	Common Collective Trust	57,071,619
	CAPITAL GROUP EUROPACIFIC GROWTH TRUST (U2)	Common Collective Trust	26,263,295
	DODGE & COX STOCK FUND (N/A)	Registered Investment Company	18,023,503
	PIMCO TOTAL RETURN FUND (Institutional)	Registered Investment Company	13,969,825
	VANGUARD WELLINGTON FUND (Admiral)	Registered Investment Company	31,168,247
*	VARIOUS PARTICIPANTS (N/A)	Participant Loans maturing through 2036 at interest rates of 4.25% to 6.50%.	10,220,016
			$537,388,378
Note: Cost information is not required for participant-directed investments and therefore is not included.
*Party-in-interest.